SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated November 2, 2004, as amended November 3, 2004

IMI International Medical Innovations Inc.

Commission File Number 1-31360

615-4211 Yonge Street
Toronto, Ontario M2P 2A9
CANADA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

IMI International Medical Innovations Inc.
Form 6-K

On November 2, 2004, the Corporation announced an unsolicited offer to acquire all the outstanding common shares of IBEX Technologies Inc. (TSX: IBT). IBEX is a Montreal-based biotechnology company focused on using novel molecular biomarkers for the management of cancer and arthritis. This offer follows a direct approach by IMI to IBEX’s management and Board of Directors. The information contained in the press release is incorporated herein by reference and filed as Exhibit 99.1.

This amendment to the previously filed Form 6-K is being filed to note that the Corporation's current expectation is that it will be able to rely on an exemption from the registration requirements of the Securities Act of 1933, as amended, with respect to the issuance of shares, if any, within the United States, as a part of the offer, and as a result is filing this press release solely under cover of Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMI International Medical Innovations Inc.

By:	/s/ Ronald G. Hosking

Ronald G. Hosking
Vice President and Chief Financial Officer

Date: November 3, 2004

EXHIBIT INDEX

Exhibit
Number	Description

99.1	The Registrant’s Press Release
Dated November 2, 2004